 Exhibit 99.1

May 29, 2015

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the six months ended April 30, 2015.

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. The transition to IFRS has had no impact on the financial position or financial performance of the Company and has affected only the presentation of the Company’s statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	April 30,	October 31,
	2015	2014
	$	$
Net assets:
Gold bullion at market	2,000,104,001	1,972,989,691
Silver bullion at market	1,271,446,983	1,246,818,470
Cash and cash equivalents	13,822,222	23,024,922
Other receivables and prepayments	418,363	313,748

Total assets:	3,285,791,569	3,243,146,831
Liabilities:
Dividends payable	-	2,544,327
Accrued liabilities	1,562,607	2,746,744
Total liabilities	1,562,607	5,291,071
Equity:
Share capital
Class A shares	2,419,770,678	2,419,770,678
Common shares	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	864,438,826	818,065,624
Total equity	3,284,228,962	3,237,855,760
Total liabilities and equity	3,285,791,569	3,243,146,831

Total equity per share:
Class A shares	12.91	12.72
Common shares	9.91	9.72
Exchange rate: U.S. $1.00 = Cdn.	1.2119	1.1275

Total equity per share expressed in Canadian dollars:
Class A shares	15.64	14.35
Common shares	12.01	10.96

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets decreased by $169.0 million or 4.9% during the three months ended April 30, 2015 primarily as a result of decreases in the price of gold and silver during the period of 6.3% and 2.4% respectively.

Net assets increased by $46.4 million or 1.4% during the six months ended April 30, 2015 primarily as a result of increases in the prices of gold and silver during the period of 1.4% and 2.0% respectively.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Three months ended April 30,		Six months ended April 30,
	2015	2014	2015	2014
	$	$	$	$
Income:
Interest	10,002	19,037	22,374	39,656
Total income	10,002	19,037	22,374	39,656
Expenses:
Administration fees	1,539,695	1,727,301	3,086,045	3,393,097
Safekeeping fees and bank charges	910,887	1,058,013	1,852,306	2,111,119
Shareholder Information	83,838	74,811	130,729	132,370
Directors’ fees and expenses	51,186	48,870	102,706	100,116
Stock exchange fees	35,492	35,617	70,282	72,903
Audit and related regulatory fees	31,936	46,549	61,494	94,315
Registrar and transfer agent fees	22,220	21,509	37,529	37,779
Legal fees	18,104	9,353	36,299	29,950
Total expenses	2,693,358	3,022,023	5,377,390	5,971,649
Net loss from administrative activities	(2,683,356)	(3,002,986)	(5,355,016)	(5,931,993)
Change in unrealized appreciation of holdings	(166,346,577)	61,239,592	51,728,218	(284,907,444)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(169,029,933)	58,236,606	46,373,202	(290,839,437)

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended April 30, 2015 was $169.0 million compared to net income of $58.2 million for the comparative period in 2014. Net income, inclusive of the change in unrealized appreciation of holdings for the six months ended April 30, 2015 was $46.4 million compared to a net loss of $290.9 million for the comparative period in 2014. Virtually all of the net income (loss) for both the three and six-month periods ended April 30, 2015 was a result of the change in the unrealized appreciation of holdings during the period which was driven by the higher prices of gold and silver bullion during the six-month period (though the prices of both gold and silver were lower during the most recent three-month period). Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $180,951 and $307,052 respectively during the three and six-month periods ended April 30, 2015 as compared to the same periods in 2014. The decreases in administration fees were a direct result of the lower levels of average net assets under administration during the three and six-month periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three and six-month periods ended April 30, 2015 remained unchanged from their comparative periods in 2014 at 0.08% and 0.16% respectively. For the twelve-month period ended April 30, 2015, the expense ratio remained unchanged at 0.32% from the comparative twelve-month period ended April 30, 2014.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At April 30, 2015, the Class A shares of Central Fund were backed 99.6% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com	Website: www.centralfund.com	Telephone: 905-648-7878